Exhibit 99.1

Genmab to Vigorously Defend Alleged Claims of Trade Secret Misappropriation by AbbVie Inc.

Company Announcement

●	AbbVie Inc. files complaint against Genmab in the U.S. District Court for the Western District of Washington (Seattle)
●	Genmab categorically refutes allegations and will vigorously defend the company

COPENHAGEN, Denmark; March 22, 2025 – Genmab A/S (Nasdaq: GMAB) announced today that

AbbVie Inc. (AbbVie) has filed a complaint in the U.S. District Court for the Western District of Washington (Seattle) naming Genmab A/S; ProfoundBio US Co.; ProfoundBio (Suzhou) Co., Ltd.; and former AbbVie employees as defendants. AbbVie alleges that the defendants have misappropriated AbbVie’s alleged trade secrets relating to the use of disaccharides to improve the hydrophilicity of drug-linkers in antibody-drug conjugates (ADCs) in connection with rinatabart sesutecan (Rina-S™) and other ADC pipeline products of ProfoundBio. Genmab acquired ProfoundBio in May 2024.

AbbVie is seeking damages and broad injunctive reliefs. AbbVie’s alleged trade secrets are related to the use of disaccharides to improve the hydrophilicity of drug-linkers in ADCs. AbbVie is not asserting or enforcing any patent rights against the defendants, and to Genmab’s knowledge, AbbVie has not pursued any development of products incorporating their alleged trade secrets.

Genmab categorically refutes these allegations and will vigorously defend the company against AbbVie’s claims.

Genmab notes that this is yet another lawsuit among multiple recent lawsuits filed by AbbVie against competitors alleging misappropriation of its trade secrets by former AbbVie employees.

Rina-S, to which this complaint relates, is a clinical-stage, FRα (folate receptor-alpha)-targeted, Topo1 ADC, in Phase 3 development for the treatment of ovarian cancer and other FRα-expressing solid tumors. Rina-S is comprised of a proprietary antibody to FRα, a proprietary linker that combines PEG (polyethylene glycol) with sorbitol, to achieve a differentiated hydrophilic protease cleavable linker that facilitates a homogenous drug to antibody-ratio (DAR) of 8 for the payload, exatecan, a second-generation topoisomerase I inhibitor.

Rina-S has the potential to address a broader patient population in ovarian cancer than is served by current standard of care, including AbbVie’s Elahere®, with the potential to cover the entire platinum-resistant ovarian cancer (PROC) population regardless of FRα expression, based on the data generated thus far. Based on the data from the ongoing clinical trials, Genmab intends to broaden the development plans for Rina-S within ovarian cancer and other FRα-expressing solid tumors.

Genmab is a company deeply rooted in science with a solid track record in the discovery, development and commercialization of differentiated antibody-based medicines, and will continue to focus on delivering value to patients through novel antibody-based medicines.

Other than pursuant to this company announcement, Genmab does not intend to comment or provide additional information regarding the ongoing litigation until a decision is rendered on the merits or other material order is issued in the litigation or the litigation is otherwise concluded.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 13
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab to Vigorously Defend Alleged Claims of Trade Secret Misappropriation by AbbVie Inc.

While the lawsuit is pending, Genmab’s collaboration with AbbVie related to epcoritamab will continue unaffected. We remain fully committed to the epcoritamab broad clinical development program and our commercialization efforts.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 13
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122